

Just Her Rideshare, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Just Her Rideshare, Inc. Management

We have reviewed the accompanying financial statements of Just Her Rideshare, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
Oct 8, 2025

JUST HER RIDESHARE, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	10,245	9,892
Total Current Assets		10,245	9,892
Non-Current Assets:			
Intangible Assets - net	$	57,743	36,705
Fixed Assets - net	$	352	704
Total Non-Current Assets		58,095	37,410
TOTAL ASSETS	$	68,340	47,301
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	44,799	43,989
Accrued Interest		22,919	10,652
Total Current Liabilities	$	67,718	54,640
Non-Current Liabilities:			
Notes Payable	$	625	3,125
Convertible Notes		189,000	134,000
Total Non-Current Liabilities	$	189,625	137,125
TOTAL LIABILITIES		257,343	191,765
EQUITY			
Common Stock	$	80	80
Additional Paid-in Capital		66,545	60,963
Accumulated Deficit		(255,628)	(205,507)
TOTAL EQUITY	$	(189,003)	(144,464)
TOTAL LIABILITIES AND EQUITY	$	68,340	47,301

See Accompanying Notes to these Unaudited Financial Statements

JUST HER RIDESHARE, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Revenue	$	56,293	20,017
Gross Profit	$	56,293	20,017
Operating Expenses			
Advertising and Marketing	$	1,605	6,011
General and Administrative		22,638	24,373
Contractors		34,912	32,003
Trade Shows and Events		1,201	2,589
Insurance		34,537	83,293
Legal and Professional		4,048	2,438
Taxes and Licenses		266	5,270
Amortization		8,573	5,384
Depreciation		352	352
Total Operating Expenses		108,132	161,713
Total Loss from Operations	$	(51,839)	(141,695)
Other Income (Expense)			
Grant Income	$	6,500	22,500
Other Income		21,193	5,241
Interest Income		-	1
Interest Expense		(22,112)	(14,482)
Total Other Income (Expense)		5,581	13,260
Net Income (Loss)	$	(46,258)	(128,436)

See Accompanying Notes to these Unaudited Financial Statements

JUST HER RIDESHARE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	8,000,000	80	40,963	(75,484)	(34,440)
Additional Paid-in Capital	-	-	20,000	-	20,000
Prior Period Adjustments	-	-	-	(1,588)	(1,588)
Net income (loss)	-	-	-	(128,436)	(128,436)
Ending balance at 12/31/23	8,000,000	80	60,963	(205,507)	(144,464)
Additional Paid-in Capital	-	-	5,582	-	5,582
Prior Period Adjustments	-	-	-	(3,863)	(3,863)
Net income (loss)	-	-	-	(46,258)	(46,258)
Ending balance at 12/31/24	8,000,000	80	66,545	(255,628)	(189,003)

See Accompanying Notes to these Unaudited Financial Statements

JUST HER RIDESHARE, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(46,258)	(128,436)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization		8,573	5,384
Depreciation		352	352
Accounts Payable		811	19,303
Accrued Interest		12,267	6,244
Prior Period Adjustments		(3,863)	(1,588)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		18,139	29,695
Net Cash provided by (used in) Operating Activities	$	(28,119)	(98,740)
INVESTING ACTIVITIES			
Intangible Assets - net	$	(29,610)	(29,293)
Net Cash provided by (used in) Investing Activities	$	(29,610)	(29,293)
FINANCING ACTIVITIES			
Notes Payable	$	(2,500)	(2,500)
Convertible Notes		55,000	105,000
Additional Paid-in Capital		5,582	20,000
Net Cash provided by (used in) Financing Activities	$	58,082	122,500
Cash at the beginning of period		9,892	15,425
Net Cash increase (decrease) for period	$	353	(5,534)
Cash at end of period	$	10,245	9,892

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		8,519	6,787
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

Just Her Rideshare, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Just Her Rideshare, Inc. ("the Company") was formed as a North Carolina Limited Liability Company on June 2, 2020, and converted into a Delaware C-Corporation on March 5, 2021. The Company is a women-focused rideshare community and technology-enabled mobility platform. It generates revenue through usage fees on its rideshare app, which uses geolocation technology to match customers with the nearest available driver. The Company emphasizes safety, comfort, and community by offering features such as SOS emergency tracking, real-time GPS route sharing, and customizable ride preferences, creating a unique and secure experience for women riders and drivers. The Company's headquarters is in Charlotte, North Carolina. The Company's customers will be located in the United States.

The Company is conducting a crowdfunding campaign under regulation CF in 2025-2026 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Regulatory Risks Related to Ridesharing Workforce

The Company's operations are subject to regulatory risks concerning the classification of its ridesharing workforce, specifically regarding the distinction between independent contractors and employees. The Company actively monitors developments in relevant regulations and has established plans to adapt its operations in response to any changes in legislation or other external factors, such as another pandemic. Management believes that, through ongoing assessment and preparedness for operational pivots, any potential impacts from regulatory changes or similar external shocks can be effectively managed and mitigated.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses over the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Just Her Rideshare, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $10,245 and $9,892 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

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Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computer Equipment	5	1,760	1,760
Less: Accumulated Depreciation		(1,408)	(1,056)
Totals		**352**	**704**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. The web-based software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Property Type	Useful Life in Years	2024	2023
Platform Development	5	14,390	14,390
Technology Development	5	65,323	31,849
Less: Accumulated Amortization		(21,970)	(9,534)
Totals		**57,743**	**36,705**

Just Her Rideshare, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from transportation–rideshare services. Rideshare fees are settled immediately after each ride is completed, based on the applicable base and booking fare, time, distance, and duration. The Company's primary performance obligation is to fulfill rides that are generated on-demand and pre-scheduled in advance.

Sales are not performed on credit; payments are received immediately after the completion of each ride, and there is no receivable from customers. In circumstances where payment is collected up-front, the company satisfies its performance obligation immediately upon completion of the ride. The company deferred no revenue for the years ended 2024 and 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for independent contractors involved in general corporate functions, including bank charges, office supplies, utilities, and other miscellaneous expenses.

Other Income

Other income includes a one-time increase primarily attributable to partnerships and testing services performed for another technology company.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

_____

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2024 and 2023 to be negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2023	-	-
Granted	410,000	0.30
Vested	(98,334)	0.30
Forfeited	-	-
Nonvested shares, December 31, 2024	311,666	0.30
Granted	300,000	0.30
Vested	(249,583)	0.30
Forfeited	(8,750)	0.30
Nonvested shares, December 31, 2024	353,333	0.30

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

Just Her Rideshare, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	-	-	-
Granted	410,000	0.30	-
Exercised	-	-	-
Expired/cancelled	-		
Total options outstanding, December 31, 2023	410,000	0.30	-
Granted	300,000	0.30	-
Exercised	-	-	-
Expired/cancelled	(8,750)	0.30	
Total options outstanding, December 31, 2024	701,250	0.30	-
Options exercisable, December 31, 2024	701,250	0.30	-

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	-	-
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	-	-
Amortization (difference in methods/timing)	-	-
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**-**	**-**
Less: Valuation Allowance	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2023, the Company had no federal and state net operating loss carryforwards. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80%

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taxable income limitation. State NOLs expire in years beginning in 2041. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	-	-
Valuation Allowance	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

	2024	2023
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	-	0.00%	(24,622)	21.00%
State taxes, net of federal benefit	-	0.00%	(2,931)	2.50%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**-**	**0.00%**	**(27,553)**	**23.50%**

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

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Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Key highlights for ASU 2023-09 compliance:
- Expanded rate reconciliation in both dollar and percent format with standardized line items.
- Tabular disclosure of income taxes paid by jurisdiction.
- Enhanced explanations for valuation allowances and material reconciling items.
- Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

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NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

The Company has entered into several convertible note agreements for the purpose of funding operations. The interest on the notes is 8%. The amounts are to be repaid at the demand of the holder prior to conversion, with maturities ranging from 2024 to 2027. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The valuation caps on these notes vary, with most at $3MM, $4MM, or $6.8MM, and individual note amounts ranging from $1,000 to $75,000.

The table below summarizes the key features of all outstanding convertible notes as of December 31, 2024.

#	Investor Name	Date Entered	Maturity Date	Amount	Interest Rate	Valuation Cap	Discount
1	G. & C. Kennedy	08/28/2020	08/28/2023	$3,000	8%	$3,000,000	20%
2	J. Copeland	09/10/2020	09/10/2023	$3,000	8%	$3,000,000	20%
3	E. Chambers	03/05/2021	03/05/2024	$1,000	8%	$6,800,000	20%
4	B. Walthour	03/05/2021	03/05/2024	$1,000	8%	$6,800,000	20%
5	C. Walthour	03/05/2021	03/05/2024	$1,000	8%	$6,800,000	20%
6	S. Ovalles	03/05/2021	03/05/2024	$1,000	8%	$6,800,000	20%
7	T. Burse	04/16/2021	04/13/2024	$2,000	8%	$6,800,000	20%
8	L. Brown	04/16/2021	04/13/2024	$1,000	8%	$6,800,000	20%
9	S. Sykes	04/16/2021	04/16/2024	$1,000	8%	$6,800,000	20%
10	A. Blackmon	05/12/2021	05/12/2024	$5,000	8%	$6,800,000	20%
11	M. Lawson	05/18/2021	05/18/2024	$1,500	8%	$6,800,000	20%
12	R. Gibson	06/25/2021	06/25/2024	$1,000	8%	$6,800,000	20%
13	Dr. D. Stokes	06/25/2021	06/25/2024	$1,000	8%	$6,800,000	20%
14	V. Jordan	04/30/2021	04/30/2024	$1,000	8%	$6,800,000	20%
15	M. Johnson	03/07/2022	03/07/2025	$2,000	8%	$4,000,000	20%
16	D. & L. Johnson	03/24/2022	03/03/2025	$1,000	8%	$4,000,000	20%
17	SJCD LLC	04/22/2022	04/22/2025	$2,500	8%	$4,000,000	20%
18	B. Boyd	03/28/2022	04/08/2025	$10,000	8%	$4,000,000	20%
19	B. Sabree	06/07/2023	04/08/2025	$10,000	8%	$4,000,000	20%
20	EIV	08/01/2023	08/01/2026	$75,000	8%	$3,000,000	20%
21	EWE	08/04/2023	08/04/2026	$10,000	8%	$3,000,000	20%
22	Dr. W. Taylor	04/04/2024	04/04/2027	$15,000	8%	$3,000,000	20%
23	L. Wilkinson	05/01/2024	05/01/2027	$10,000	8%	$3,000,000	20%
24	M. Harris	05/07/2024	05/07/2027	$30,000	8%	$3,000,000	20%

Notes Payable

Kiva Loan: On March 2, 2022, the Company entered into a loan agreement with the Kiva lending platform in the amount of $7,500. The loan is unsecured, non-interest bearing, and does not require collateral. No financial covenants or restrictions are associated with this agreement. Repayments commenced shortly after

Just Her Rideshare, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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disbursement and were made on a monthly basis. The loan has a maturity date of September 21, 2025. The balance of this loan was $625 and $3,125 as of December 31, 2024 and December 31, 2023, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Kiva Loan	7,500	0%	2025	625	-	625	-	3,125	625	3,750	-
Convertible Notes Payable	1,000 - 75,000	8%	2023-27	49,000	140,000	189,000	22,919	23,500	110,500	134,000	10,652
Totals				49,625	140,000	189,625	22,919	26,625	111,125	137,750	10,652

5 Year Debt Maturities

	Grand Total
2024	23,500
2025	26,125
2026	85,000
2027	55,000
2028	-
2029 and Beyond	-
Totals	189,625

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 8, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.